                                                                    Exhibit 99.3

                               Bottling Group, LLC
                 Condensed Consolidated Statements of Operations
                             in millions, unaudited

                                                                                        12-Weeks Ended
                                                                                        --------------
                                                                                     March          March
                                                                                   22, 2003        23, 2002
                                                                                   --------        --------

     Net revenues...........................................................        $1,874          $1,772
     Cost of sales..........................................................           927             942
                                                                                     -----           -----

     Gross profit...........................................................           947             830
     Selling, delivery and administrative expenses..........................           828             695
                                                                                     -----           -----

     Operating income.......................................................           119             135
     Interest expense.......................................................            38              30
     Interest income........................................................             6               7
     Other non-operating expenses, net......................................             3               -
     Minority interest.....................................................             -               1
                                                                                     -----           -----

     Income before income taxes.............................................            84             111
     Income tax expense.....................................................             8               4
                                                                                     -----           -----

     Income before cumulative effect of change in accounting principle......            76             107
     Cumulative effect of change in accounting principle, net of tax........             6               -
                                                                                     -----           -----

     Net income.............................................................        $   70          $  107
                                                                                     =====           =====


     See accompanying notes to Condensed Consolidated Financial Statements.


                               Bottling Group, LLC
                 Condensed Consolidated Statements of Cash Flows
                             in millions, unaudited
                                                                                        12-Weeks Ended
                                                                                        ---------------
                                                                                     March          March
                                                                                   22, 2003       23, 2002
                                                                                   --------       --------
Cash Flows - Operations
  Net income......................................................................   $  70          $ 107
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation..................................................................     117             91
    Amortization..................................................................       2              2
    Deferred income taxes.........................................................       3              2
    Cumulative effect of change in accounting principle...........................       6              -
    Other non-cash charges and credits, net.......................................      38             50
    Changes in operating working capital, excluding effects of acquisitions:
       Accounts receivable, net...................................................      52            (21)
       Inventories, net...........................................................     (24)            (9)
       Prepaid expenses and other current assets..................................     (49)            29
       Accounts payable and other current liabilities.............................    (135)           (67)
       Income taxes payable.......................................................      27              -
                                                                                      ----           ----
    Net change in operating working capital ......................................    (129)           (68)
                                                                                      ----           ----
    Other, net....................................................................      (3)            (8)
                                                                                      ----           ----

Net Cash Provided by Operations...................................................     104            176
                                                                                      ----           ----

Cash Flows - Investments
 Capital expenditures.............................................................    (112)          (110)
 Acquisitions of bottlers.........................................................     (82)           (10)
 Sale of property, plant and equipment............................................       1              1
 Notes receivable from PBG........................................................     (52)          (100)
                                                                                      ----           ----

Net Cash Used for Investments.....................................................    (245)          (219)
                                                                                      ----           ----

Cash Flows - Financing
 Short-term borrowings - three months or less.....................................      33            (20)
                                                                                      ----           ----

Net Cash Provided by (Used for) Financing.........................................      33            (20)
                                                                                      ----           ----

Effect of Exchange Rate Changes on Cash and Cash Equivalents......................      (1)             -
                                                                                      ----           ----
Net Decrease in Cash and Cash Equivalents.........................................    (109)           (63)
Cash and Cash Equivalents - Beginning of Period...................................     202            262
                                                                                      ----           ----
Cash and Cash Equivalents - End of Period.........................................   $  93          $ 199
                                                                                      ====           ====

Supplemental Cash Flow Information
Non-cash owner contribution.......................................................   $   -          $  24
                                                                                      ====           ====
Net third-party interest paid.....................................................   $  41          $  60
                                                                                      ====           ====
Net taxes paid....................................................................   $  10          $  10
                                                                                      ====           ====

     See accompanying notes to Condensed Consolidated Financial Statements.

                               Bottling Group, LLC
                      Condensed Consolidated Balance Sheets
                                   in millions

                                                                                   (Unaudited)
                                                                                      March        December
                                                                                     22, 2003      28, 2002
                                                                                     --------      --------
Assets
Current Assets
  Cash and cash equivalents................................................         $    93        $   202
  Accounts receivable, less allowance of $72 at
        March 22, 2003 and $67 at December 28, 2002........................             880            922
  Inventories..............................................................             397            378
  Prepaid expenses and other current assets................................             166            161
                                                                                     ------         ------
          Total Current Assets.............................................           1,536          1,663

Property, plant and equipment, net.........................................           3,300          3,308
Intangible assets, net.....................................................           4,727          4,687
Notes receivable from PBG..................................................           1,006            954
Investment in debt defeasance trust........................................             171            170
Other assets...............................................................             120            125
                                                                                     ------         ------
           Total Assets....................................................         $10,860        $10,907
                                                                                     ======         ======

Liabilities and Owners' Equity
Current Liabilities
  Accounts payable and other current liabilities...........................         $   986        $ 1,138
  Short-term borrowings....................................................              82             51
  Current maturities of long-term debt.....................................           1,014             16
                                                                                     ------         ------
          Total Current Liabilities........................................           2,082          1,205

Long-term debt.............................................................           2,532          3,535
Other liabilities..........................................................             640            621
Deferred income taxes......................................................             361            360
                                                                                     ------         ------
          Total Liabilities................................................           5,615          5,721

Owners' Equity
   Owners' net investment..................................................           5,859          5,782
   Deferred compensation...................................................              (5)             -
   Accumulated other comprehensive loss....................................            (609)          (596)
                                                                                     ------         ------
          Total Owners' Equity.............................................           5,245          5,186
                                                                                     ------         ------
           Total Liabilities and Owners' Equity............................         $10,860        $10,907
                                                                                     ======         ======


     See accompanying notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Tabular dollars in millions
--------------------------------------------------------------------------------
Note 1 - Basis of Presentation

     Bottling Group, LLC (collectively referred to as "Bottling LLC," "the Company," "we," "our" and "us") is the principles operating subsidiary of The Pepsi Bottling Group, Inc. ("PBG") and consists of substantially all of the operations and assets of PBG. Bottling LLC, which is consolidated by PBG, consists of bottling operations located in the United States, Mexico, Canada, Spain, Greece, Russia, and Turkey.

     In conjunction with PBG's initial public offering in 1999, PBG and PepsiCo, Inc. ("PepsiCo") contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.2% of Bottling LLC and PepsiCo owns the remaining 6.8% at March 22, 2003.

     The accompanying Condensed Consolidated Balance Sheet at March 22, 2003 and the Condensed Consolidated Statements of Operations and Cash Flows for the 12-weeks ended March 22, 2003 and March 23, 2002 have not been audited, but have been prepared in conformity with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 28, 2002 as presented in our Annual Report on Form 10-K. In the opinion of management, this interim information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation.

     Beginning in 2003, Russia is no longer considered highly inflationary, and as a result, changed its functional currency from the U.S. dollar to the Russian ruble. There was no material impact on our consolidated financial statements as a result of Russia's change in functional currency in 2003.

     Our U.S. and Canadian operations report using a fiscal year that consists of 52 weeks, ending on the last Saturday in December. Every five or six years a 53rd week is added. Our remaining countries report using a calendar year basis. For the first quarter, our U.S. and Canadian operating results consisted of a twelve-week period, while our operating results for our remaining countries consisted of the months of January and February.

     Certain reclassifications were made in our Condensed Consolidated Financial Statements to 2002 amounts to conform to the 2003 presentation.

Note 2 - Seasonality of Business

     The results for the first quarter are not necessarily indicative of the results that may be expected for the full year because of business seasonality. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality.

Note 3 - Inventories
                                                         March        December
                                                        22, 2003      28, 2002
                                                        --------      --------
Raw materials and supplies..........................     $ 153         $ 162
Finished goods......................................       244           216
                                                          ----          ----
                                                         $ 397         $ 378
                                                          ====          ====

Note 4 - Property, plant and equipment, net
                                                           March        December
                                                          22, 2003      28, 2002
                                                          --------      --------
Land...................................................... $  228        $  228
Buildings and improvements................................  1,128         1,126
Manufacturing and distribution equipment..................  2,817         2,768
Marketing equipment.......................................  2,036         2,008
Other.....................................................    154           154
                                                            -----         -----
                                                            6,363         6,284
Accumulated depreciation.................................. (3,063)       (2,976)
                                                            -----         -----
                                                           $3,300        $3,308
                                                            =====         =====

Note 5 - Intangible assets, net
                                                            March      December
                                                          22, 2003     28, 2002
                                                          --------     --------
Intangibles subject to amortization:
   Gross carrying amount:
   Franchise rights....................................... $   22        $   20
   Other identifiable intangibles.........................     25            24
                                                            -----         -----
                                                               47            44
                                                            -----         -----
   Accumulated amortization:
   Franchise rights.......................................     (6)           (6)
   Other identifiable intangibles.........................    (11)           (9)
                                                            -----         -----
                                                              (17)          (15)
                                                            -----         -----
   Intangibles subject to amortization, net...............     30            29
                                                            -----         -----

Intangibles not subject to amortization:
   Carrying amount:
   Franchise rights.......................................  3,441         3,424
   Goodwill...............................................  1,214         1,192
   Other identifiable intangibles.........................     42            42
                                                            -----         -----
   Intangibles not subject to amortization................  4,697         4,658
                                                            -----         -----
Total intangible assets, net.............................. $4,727        $4,687
                                                            =====         =====

     Total intangible assets increased by $40 million due to purchase price allocations relating to our recent acquisitions of $68 million, offset by a negative impact from currency translation adjustments of $26 million and amortization of intangible assets of $2 million.

     For intangible assets subject to amortization, we calculate amortization expense on a straight-line basis over the period we expect to receive economic benefit. Total amortization expense was $2 million for the twelve-weeks ended March 22, 2003 and March 23, 2002. The weighted-average amortization period for each category of intangible assets and their estimated aggregate amortization expense expected to be recognized over the next five years are as follows:


                                     Weighted-Average         Estimated Aggregate Amortization Expense to be Incurred
                                     ----------------         -------------------------------------------------------
                                      Amortization
                                      ------------
                                        Period
                                        ------

                                                           Balance of                    Full Year Ending
                                                           ----------                    ----------------
                                                             2003          2004       2005         2006         2007
                                                             ----          ----       ----         ----         ----
Franchise rights.......................  5 years              $3            $4         $4           $2           $1
Other identifiable intangibles.........  7 years              $3            $4         $3           $2           $1

Note 6 - Acquisitions

     During 2003 we acquired the operations and exclusive right to manufacture, sell and distribute Pepsi-Cola beverages from two PepsiCo franchise bottlers. The following acquisitions occurred for an aggregate purchase price of $77 million in cash and liabilities of $7 million:

o  Pepsi-Cola Buffalo Bottling Corp. of Buffalo, New York in February in 2003.
o  Cassidy's Beverage Limited of New Brunswick, Canada in February in 2003.

     As a result of these acquisitions, we have assigned $68 million of the purchase price to intangible assets, of which $14 million was assigned to goodwill and $54 million to franchise rights. The goodwill and franchise rights are not subject to amortization. As part of our purchase of the Pepsi-Cola Buffalo Bottling Corp., we may be required to pay to the prior owners up to $5 million over the next three years in accordance with the purchase agreement. The final allocations of the purchase price for these acquisitions are still preliminary and will be determined based on the fair value of assets acquired and liabilities assumed as of the dates of acquisition.

     These acquisitions were made to enable us to provide better service to our large retail customers. We expect these acquisitions to reduce costs through economies of scale.

     In addition, the allocation of the purchase price for certain prior year acquisitions, including our acquisition of Pepsi-Gemex, S.A. de. C.V of Mexico, is still preliminary, pending final valuations on certain assets. The final allocations of the purchase price will be determined based on the fair value of assets acquired and liabilities assumed as of the dates of acquisition.

     In the first quarter of 2003, we paid approximately $3 million to PepsiCo for distribution rights relating to the SoBe brand in certain PBG-owned territories in the United States, which are being amortized over their estimated useful life of five years. In addition, we paid $2 million in the current year for the final working capital settlements relating to acquisitions made in the prior year.


Note 7 - Geographic Data

     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey.

Net Revenues                                                12-Weeks Ended
                                                            --------------
                                                         March          March
                                                       22, 2003       23, 2002
                                                       --------       --------
U.S...................................................  $ 1,496       $ 1,580
Mexico................................................      157             -
Other countries.......................................      221           192
                                                          -----         -----
                                                        $ 1,874       $ 1,772
                                                          =====         =====

Long-Lived Assets                                       March         December
                                                       22, 2003       28, 2002
                                                       --------       --------
U.S...................................................  $ 6,637       $ 6,531
Mexico................................................    1,509         1,586
Other countries.......................................    1,178         1,127
                                                          -----         -----
                                                        $ 9,324       $ 9,244
                                                          =====         =====

Note 8 - Stock-Based Compensation

     During 2002,  the Financial  Accounting  Standards  Board  ("FASB")  issued
Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation--

Transition and Disclosure," which provides alternative methods of accounting for stock-based compensation and amends SFAS No. 123 "Accounting for Stock-Based Compensation." We measure stock-based compensation expense using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense for PBG stock option grants to our employees is measured as the excess of the quoted market price of PBG common stock at the grant date over the amount the employee must pay for the stock. Our policy is to grant PBG stock options at fair value on the date of grant. As allowed by SFAS No. 148, we have elected to continue to apply the intrinsic value-based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123. If we had measured compensation cost for the stock awards granted to our employees under the fair value based method prescribed by SFAS No. 123, net income would have been changed to the pro forma amounts set forth below:

                                                                                     12-Weeks Ended
                                                                                     --------------
                                                                                   March        March
                                                                                 22, 2003      23, 2002
                                                                                 --------      --------
Net income:
   As reported..............................................................        $ 70       $ 107
   Add:  Total stock-based employee compensation expense
         included in reported net income.....................................          2           -

   Less: Total stock-based employee compensation expense determined
         under fair value based method for all awards........................        (18)        (23)
                                                                                     ---          ---
   Pro forma................................................................        $ 54       $  84
                                                                                     ===         ===


     Pro forma compensation cost measured for stock options granted to employees is amortized using a straight-line basis over the vesting period, which is typically three years.

     In the first quarter of 2003, we issued restricted PBG stock awards to certain key senior management, which vest over periods ranging from three to five years from the date of grant. These restricted stock awards are earned only if the Company achieves certain performance targets over a three-year period. These restricted share awards are considered variable awards pursuant to APB Opinion 25, which requires the related compensation expense to be re-measured each period until the performance targets are met and the amount of the awards becomes fixed. When the restricted stock award was granted, deferred compensation of approximately $6 million was recorded as a reduction to owners' equity, and will be amortized on a straight-line basis over the vesting periods.

Note 9 - New Accounting Standards

     In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addressing the recognition and income statement classification of various cash considerations given by a vendor to a customer. The consensus requires that certain cash considerations received by a customer from a vendor are presumed to be a reduction of the price of the vendor's products, and therefore should be characterized as a reduction of cost of sales when recognized in the customer's income statement, unless certain criteria are met. EITF Issue No. 02-16 became effective beginning in our fiscal year 2003. In the prior year we classified worldwide bottler incentives received from PepsiCo and other brand owners as adjustments to net revenues and selling, delivery and administrative expenses depending on the objective of the program. In accordance with EITF Issue No. 02-16, we have classified certain bottler incentives as a reduction of cost of sales beginning in 2003. We have recorded a transition adjustment of $6 million, net of taxes, for the cumulative effect on prior years. This adjustment reflects the amount of bottler incentives that can be attributed to our 2003 beginning inventory balances. This accounting change did not have a material effect on our income before cumulative effect of change in accounting principle in the first twelve weeks of 2003 and is not expected to have a material effect on such amounts for the balance of fiscal 2003. Assuming that EITF Issue No. 02-16 had been in place for all periods presented, the following pro forma adjustments would have been made to our reported results for the twelve-weeks ended March 23, 2002:



                                                                  As       EITF 02-16    Pro Forma
                                                                  --       ----------    ---------
                                                               Reported    Adjustment     Results
                                                               --------    ----------     -------
Net revenues................................................    $1,772       $ (59)       $1,713
Cost of sales...............................................       942         (95)          847
Selling, delivery and administrative expenses...............       695          37           732
                                                                 -----        ----         -----
Operating income............................................    $  135       $  (1)       $  134
                                                                 =====        ====         =====


     Assuming EITF Issue No. 02-16 had been adopted for all periods presented, pro forma net income for the twelve-weeks ended March 22, 2003 and March 23, 2002, would have been as follows:


                                                                  12-Weeks Ended
                                                                  --------------
                                                                 March       March
                                                               22, 2003    23, 2002
                                                               --------    --------
Net income
  As reported...............................................    $   70       $ 107
  Pro forma.................................................        76         106


     During 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with the Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our Condensed Consolidated Financial Statements.

     In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. We do not anticipate that the adoption of FIN 45 will have a material impact on our Condensed Consolidated Financial Statements.

     In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. We do not anticipate that the adoption of FIN 46 will have a material impact on our Condensed Consolidated Financial Statements.

Note 10 - Comprehensive Income

                                                               12-Weeks Ended
                                                               --------------
                                                            March         March
                                                          22, 2003      23, 2002
                                                          --------      --------
Net income...............................................   $ 70        $ 107
Currency translation adjustment..........................    (26)           -
Cash flow hedge adjustment...............................     13           12
                                                             ---          ---
Comprehensive income.....................................   $ 57        $ 119
                                                             ===          ===

Note 11 - Contingencies

     We are subject to various claims and contingencies related to lawsuits, taxes and environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.

     In the first  quarter  of 2003,  we  settled a lawsuit  with the New Jersey
State Department of Labor and with current and former employees concerning overtime wage issues. The amount of this settlement was approximately $28 million, which was fully provided for in our litigation reserves in our Consolidated Balance Sheets at December 28, 2002.

Note 12 - Guarantees

     PBG has a $500 million commercial paper program that is supported by two $250 million credit facilities, which is guaranteed by us. One of the credit facilities expires in May 2003 and the other credit facility expires in April 2004. At March 22, 2003, PBG had $87 million of commercial paper issued and outstanding.

     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us. We also guarantee that to the extent there is available cash, we will distribute pro rata to all owners sufficient cash such that aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029.

                     Independent Accountants' Review Report

Owners of
Bottling Group, LLC:

We have reviewed the accompanying condensed consolidated balance sheet of Bottling Group, LLC as of March 22, 2003, and the related condensed consolidated statements of operations and cash flows for the twelve weeks ended March 22, 2003 and March 23, 2002. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Bottling Group, LLC as of December 28, 2002, and the related consolidated statements of operations, changes in owners' equity, and cash flows for the fifty-two week period then ended not presented herein; and in our report dated January 28, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 28, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


/s/ KPMG LLP

New York, New York
April 22, 2003